Registration Statement Nos. 333-292881 and 333-292881-01
Filed Pursuant to Rule 424(b)(2)

PROSPECTUS SUPPLEMENT (To Prospectus dated February 13, 2026, as may be amended)

WELLS FARGO FINANCE LLC

Medium-Term Notes, Series B

Fully and Unconditionally Guaranteed by Wells Fargo & Company

Wells Fargo Finance LLC, a wholly-owned finance subsidiary of Wells Fargo & Company, may offer from time to time Medium-Term Notes, Series B (the “notes”). Wells Fargo & Company will fully and unconditionally guarantee all payments of principal, interest and other amounts payable on any notes that Wells Fargo Finance LLC issues. The specific terms of each note offered will be included in a pricing supplement and, if applicable, a related product supplement and/or other supplement. The notes offered will have the following general terms, unless the applicable pricing supplement or, if applicable, a related product supplement and/or other supplement states otherwise:

●	The amount payable on the notes will be determined by reference to the performance of one or more equity-, commodity- or currency-based indices, exchange traded funds, securities, commodities, currencies, statistical measures of economic or financial performance, or a basket comprised of two or more of the foregoing, or any other market measure specified in the applicable pricing supplement. The notes may also bear interest at a fixed rate or a floating rate, or at a rate determined by reference to a market measure, specified in the applicable pricing supplement.
●	The notes will be held in global form by The Depository Trust Company.

●	The notes may not be repaid at the option of the holder before their stated maturity and may not be redeemed at our option.

●	The notes will be denominated in U.S. dollars and have minimum denominations of $1,000.

●	The notes will not be listed on any securities exchange or automated quotation system.

The notes are the unsecured obligations of Wells Fargo Finance LLC, and, accordingly, all payments are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page S-5 of this prospectus supplement. See the applicable pricing supplement, any applicable product supplement and/or other supplement and the documents incorporated herein by reference for a discussion of risks relating to each particular issuance of notes.

Offers to purchase the notes are being solicited, from time to time, by the agent listed below. Such agent has agreed to use its reasonable efforts to sell the notes. We may accept offers to purchase the notes through additional agents and may appoint additional agents to solicit offers to purchase the notes (any such additional agents, together with Wells Fargo Securities, LLC (“WFS”), referred to individually as an “agent” and collectively as the “agents”). Any other agents will be named in the applicable pricing supplement. Wells Fargo Finance LLC also reserves the right to sell the notes directly to investors on its own behalf or through affiliated entities. No commission will be payable on sales made directly by Wells Fargo Finance LLC. Wells Fargo Finance LLC may also sell notes to an agent as principal for its own account at prices to be agreed upon at the time of sale. An agent may resell any note it purchases as principal at prevailing market prices, or at other prices as such agent may determine. There is no established trading market for the notes and there can be no assurance that a secondary market for the notes will develop.

WFS, an affiliate of Wells Fargo Finance LLC and one of Wells Fargo & Company’s wholly-owned subsidiaries, and each of our other affiliates will comply with Rule 5121 of the Conduct Rules of the Financial Industry Regulation Authority, Inc. (“FINRA”) in connection with each placement of the notes in which it participates.

WFS, Wells Fargo Advisors (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) or another of our affiliates may use this prospectus supplement, the accompanying prospectus, any applicable product supplement and/or other supplement and the applicable pricing supplement for offers and sales related to market-making transactions in the notes. Such entities may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

Wells Fargo Securities

February 13, 2026

About This Prospectus Supplement

This prospectus supplement provides you with a general description of the notes that we may issue. Each time we sell notes, we will provide a pricing supplement that will contain specific information about the terms of that offering. We may also provide a product supplement and/or other supplement that contains general information about a specific type of notes that we may issue. Those documents may also add, update or change information contained in this prospectus supplement. You should read this prospectus supplement, the accompanying prospectus, any applicable product supplement and/or other supplement and the applicable pricing supplement together with the additional information described under the section “Where You Can Find More Information” in the accompanying prospectus. References herein to terms and conditions of the notes being provided in “any applicable product supplement” may be provided in the applicable product supplement and/or other supplement for such notes. References herein to “securities” refer to the notes and the guarantee by Wells Fargo & Company of all payments of principal, interest and other amounts payable on the notes, unless the context indicates otherwise.

You should read this prospectus supplement and the accompanying prospectus together with any applicable product supplement and the applicable pricing supplement. These documents contain information you should consider when making your investment decision. We have not, and the agents have not, authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus together with any applicable product supplement and the applicable pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the notes and the related guarantee offered hereby. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the notes and do not constitute an offer to sell or a solicitation of an offer to buy such notes in any circumstances in which such offer or solicitation is unlawful. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions.

Information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement and accompanying prospectus or the sale of the notes as an indication that there has been no change in our affairs since those dates.

When we refer to “we,” “our” and “us” in this prospectus supplement, we refer only to Wells Fargo Finance LLC and not to any of its affiliates, including Wells Fargo & Company. References to “Guarantor” in this prospectus supplement mean only Wells Fargo & Company, and not Wells Fargo & Company together with any of its subsidiaries, unless the context indicates otherwise.

None of this prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the securities offered hereby is a prospectus for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”).

The communication of this prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the securities offered hereby is not being made, and this prospectus supplement, the accompanying prospectus and such other documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this prospectus supplement, the accompanying prospectus and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This prospectus supplement, the accompanying prospectus and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This prospectus supplement, the accompanying prospectus and any such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement, the accompanying prospectus and any such other documents and/or materials relate will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any other documents and/or materials relating to the issue of the securities offered hereby or any of their contents.

RISK FACTORS

Your investment in the notes involves risks. This prospectus supplement does not describe all of those risks. Before purchasing any notes, you should carefully consider the following risk factors in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors contained in the annual and quarterly reports of Wells Fargo & Company. Additional risk factors specific to particular notes may also be detailed in the applicable pricing supplement and any applicable product supplement. You should consult your financial, legal, tax and other professional advisors as to the risks associated with an investment in the notes and the suitability of the investment for you.

Risks Relating To The Notes Generally

Holders Of The Notes Have Limited Rights Of Acceleration.

Payment of principal on the notes may be accelerated only in the case of payment defaults that continue for a period of 30 days, certain events of bankruptcy or insolvency relating to Wells Fargo Finance LLC only, whether voluntary or involuntary, certain situations under which the guarantee ceases to be in full force and effect or if the Guarantor denies or disaffirms its obligations under the guarantee. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail in the performance of any of our obligations under the notes, other than the obligations to pay principal and interest on the notes. See “Description of Debt Securities of Wells Fargo Finance LLC—Events of Default and Covenant Breaches” in the accompanying prospectus.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If Either We Or The Guarantor Conveys, Transfers Or Leases All Or Substantially All Of Our Or Its Assets To One Or More Of The Guarantor’s Subsidiaries.

Under the indenture, we may convey, transfer or lease all or substantially all of our assets to one or more of the Guarantor’s subsidiaries. Similarly, the Guarantor may convey, transfer or lease all or substantially all of its assets to one or more of its subsidiaries. In either case, third-party creditors of the Guarantor’s subsidiaries would have additional assets from which to recover on their claims while holders of the notes would be structurally subordinated to creditors of the Guarantor’s subsidiaries with respect to such assets. See “Description of Debt Securities of Wells Fargo Finance LLC—Consolidation, Merger or Sale” in the accompanying prospectus.

The Notes Will Not Have The Benefit Of Any Cross-Default Or Cross-Acceleration With Other Indebtedness Of The Guarantor; Events Of Bankruptcy, Insolvency, Receivership Or Liquidation Relating To The Guarantor And Failure By The Guarantor To Perform Any Of Its Covenants Or Warranties (Other Than A Payment Default Under The Guarantee) Will Not Constitute An Event Of Default With Respect To The Notes.

The notes will not have the benefit of any cross-default or cross-acceleration with other indebtedness of the Guarantor. In addition, events of bankruptcy, insolvency, receivership or liquidation relating to the Guarantor and failure by the Guarantor to perform any of its covenants or warranties (other than a payment default under the guarantee) will not constitute an event of default with respect to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

If you are a U.S. holder of a note, you will be required to recognize taxable interest income in each year that you hold the note. In addition with respect to certain notes, any gain you recognize will be treated as ordinary interest income rather than capital gain. You should review the section of this prospectus supplement entitled “United States Federal Taxation.”

Risks Relating To An Investment In Our Debt Securities, Including The Notes

The Notes Are Subject To Credit Risk.

The notes are our obligations, are fully and unconditionally guaranteed by the Guarantor and are not, either directly or indirectly, an obligation of any other third party. Any amounts payable under the notes are subject to creditworthiness. As a result, our and the Guarantor’s actual and perceived creditworthiness may affect the value of the notes and, in the event we and the Guarantor were to default on the obligations under the notes and the guarantee, you may not receive any amounts owed to you under the terms of the notes.

As A Finance Subsidiary, We Have No Independent Operations And Will Have No Independent Assets.

As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to the holders of our securities, including the notes, if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders will have recourse only to a single claim against the Guarantor and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of unsecured, unsubordinated debt securities issued by the Guarantor.

Risks Relating To Notes That Bear Interest

The following risk factors apply to notes that bear interest at a fixed rate, a floating rate or a combination thereof.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

If The Notes Are Redeemable At Our Option, The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

If the notes are redeemable at our option, it is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional non-redeemable security of comparable maturity. If the notes are redeemable by us, and we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

If The Notes Are Redeemable At Our Option And Have A Step-Up Feature, Such Feature Presents Different Investment Considerations Than Fixed Rate Notes.

If the notes have a step-up feature, the interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described in the applicable pricing supplement. You should not expect to earn the higher stated interest rate which is applicable only after the time period specified in the applicable pricing supplement because, unless general interest rates rise significantly, the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to the first possible redemption date as compared to other equivalent investment alternatives rather than the higher stated interest rate which is applicable only after the number of years specified in the applicable pricing supplement.

An Investment In Notes That Are Long-Dated May Be More Risky Than An Investment In Notes With A Shorter Term.

By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a security with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will exercise any right of redemption will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

Our Economic Interests, And The Economic Interests Of The Guarantor, Are Potentially Adverse To Your Interests; The Calculation Agent May Be Required To Make Discretionary Judgments That Affect The Return You Receive On The Notes.

If the notes are linked to a base rate, WFS, one of our affiliates and a wholly-owned subsidiary of the Guarantor, will be the calculation agent for the notes. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you. In certain circumstances, the calculation agent may be required to make discretionary judgments when determining the applicable base rate. In performing its functions, the fact that WFS is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and determinations by WFS as calculation agent may adversely affect the return on the notes.

Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement

The following risk factors apply to notes for which the base rate is Compounded SOFR (referred to as “Compounded SOFR notes”). References to “our designee” in this prospectus supplement shall mean the calculation agent. Capitalized terms used in this section “—Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement” are defined under “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes.”

SOFR Has A Limited History; The Future Performance Of SOFR Cannot Be Predicted Based On Historical Performance.

The publication of the Secured Overnight Financing Rate (“SOFR”) began on April 3, 2018, and it therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR, which will be used to calculate Compounded SOFR, may bear little or no relation to the historical level of SOFR. Prior observed patterns, if any, in the behavior of market variables, such as correlations, may change in the future. While pre-publication indicative historical data has been released by the Federal Reserve Bank of New York (“FRBNY”), such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or Compounded SOFR notes may be inferred from any of the historical simulations or historical performance. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR or Compounded SOFR notes.

Any Failure Of SOFR To Maintain Market Acceptance Could Adversely Affect Compounded SOFR Notes.

SOFR is a relatively new rate and may fail to maintain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the value of and the return on Compounded SOFR notes and the price at which you can sell Compounded SOFR notes.

The Interest Rate On Compounded SOFR Notes Is Based On A Daily Compounded SOFR Rate, Which Is Relatively New In The Marketplace.

For each interest period for which the notes bear interest at a floating rate based on Compounded SOFR, the interest rate on Compounded SOFR notes is based on a daily compounded SOFR rate calculated using the specific formula described in this prospectus supplement, not the SOFR rate published on or in respect of a particular date during the related observation period, an average of SOFR rates during such period or the SOFR Index. For this and other reasons, the interest rate on Compounded SOFR notes during any observation period will not be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an observation period is negative, the inclusion of such SOFR rate to determine Compounded SOFR for the related interest period will reduce the interest rate payable on such Compounded SOFR notes on the related interest payment date.

In addition, the method for calculating an interest rate based on Compounded SOFR in market precedent varies. Variation in the market based on payment delays, observation periods, lookbacks and/or lockout/suspension periods could adversely affect the return on, value of and market for Compounded SOFR notes.

The Amount Of Interest Payable With Respect To Each Interest Period Will Be Determined Near The End Of The Interest Period.

The level of the base rate applicable to each interest period for which the notes bear interest at a floating rate based on Compounded SOFR and, therefore, the amount of interest payable with respect to such interest period will be determined near the end of such interest period. Therefore, you will not know the amount of interest payable with respect to each such interest period until shortly prior to the related interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such interest payment date. This inability to estimate the amount of interest payable on an interest payment date may cause some investors to be unwilling or unable to trade in Compounded SOFR notes, which could adversely impact the liquidity and value of Compounded SOFR notes. In addition, with respect to the final interest period, holders of Compounded SOFR notes will not benefit from any increase in the level of SOFR that occurs between the final day of the observation period related to such interest period and the maturity date.

The Composition And Characteristics Of SOFR Are Not The Same As Those Of LIBOR.

In June 2017, the FRBNY’s Alternative Reference Rates Committee announced SOFR as its recommended alternative to U.S. dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions. This means that SOFR differs from LIBOR (or any other alternative reference rate to LIBOR) in key respects. For example, SOFR is a secured overnight rate that does not embed a credit risk premium, while LIBOR was an unsecured rate that includes an interbank funding premium. In addition, because SOFR is a transaction-based rate, it is backward-looking and Compounded SOFR is the compounded average of daily SOFRs calculated in arrears while LIBOR was a forward-looking rate that was published with different maturities that represented interbank funding over different maturities. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. Uncertainty surrounding the establishment of market conventions related to the calculation of Compounded SOFR and whether it is a suitable substitute or successor for LIBOR may adversely affect the value of and the return on Compounded SOFR notes.

The SOFR Administrator May Make Changes That Could Change The Value Of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

SOFR, which will be used to calculate Compounded SOFR, is a relatively new rate, and the FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case an alternative rate referenced in the definition of “Benchmark Replacement” under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes” will apply). The administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing SOFR. For purposes of the formula used to calculate the amount of interest payable on Compounded SOFR notes, SOFR in respect of a particular date will not be adjusted for any modifications, corrections or amendments to SOFR data that the administrator of SOFR may publish after SOFR for such day has been determined as described herein.

If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To Compounded SOFR (Including Daily SOFR), The Interest Rate For Any Applicable Interest Period Will No Longer Be Determined By Reference To Compounded SOFR.

If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Compounded SOFR (including daily SOFR), then the interest rate on Compounded SOFR notes for any applicable interest period will no longer be determined by reference to Compounded SOFR, but instead will be determined by us or our designee by reference to another rate, as described herein under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes.” The composition and characteristics of any Benchmark Replacement may not be the same as Compounded SOFR (including daily SOFR) and there can be no guarantee that any Benchmark Replacement will be a comparable substitute for Compounded SOFR (including daily SOFR). The occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date and the implementation of a Benchmark Replacement may adversely affect the value of and the return on Compounded SOFR notes.

The Benchmark Replacement Is Uncertain.

Compounded SOFR notes provide that the floating rate of interest on the notes will be determined by reference to Compounded SOFR or another rate pursuant to the definition of “Benchmark Replacement” set forth herein under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes.” If each alternative rate referenced in the definition of “Benchmark Replacement” is unavailable or indeterminable, we or our designee will determine the Benchmark Replacement that will apply to Compounded SOFR notes. The substitution of a Benchmark Replacement for Compounded SOFR may adversely affect the value of and the return on Compounded SOFR notes.

We Or Our Designee Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And The Return On Compounded SOFR Notes.

We or our designee will make determinations, decisions, elections, calculations and adjustments as set forth under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes” herein that may adversely affect the value of and the return on Compounded SOFR notes. In particular, we or our designee will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can apply any Benchmark Replacement Conforming Changes deemed reasonably necessary to adopt the Benchmark Replacement. Although we or our designee will exercise judgment in good faith when performing such functions, potential conflicts of interest may exist between us, our designee and you. All determinations, decisions, elections, calculations and adjustments by us or our designee in our or its sole discretion will be conclusive for all purposes and binding on us and holders of Compounded SOFR notes absent manifest error. In making the determinations, decisions, elections, calculations and adjustments noted under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes” herein, we or our designee may have economic interests that are adverse to your interests, and such determinations, decisions, elections, calculations and adjustments may adversely affect the value of and the return on Compounded SOFR notes. Because the Benchmark Replacement is uncertain, we or our designee are likely to exercise more discretion in respect of calculating interest payable on Compounded SOFR notes than would be the case in the absence of a Benchmark Transition Event and its related Benchmark Replacement Date.

Research Reports By Us, The Guarantor Or Our Affiliates May Be Inconsistent With An Investment In Compounded SOFR Notes.

We, the Guarantor or our affiliates may, at present or in the future, publish research reports on Compounded SOFR, SOFR and any Benchmark Replacement. This research is modified from time to time without notice and may, at present or in the future, express opinions or provide recommendations that are inconsistent with purchasing or holding Compounded SOFR notes. Any such research reports could adversely affect the value of and the return on Compounded SOFR notes.

The Secondary Trading Market For Notes Linked To Compounded SOFR May Be Limited.

Since Compounded SOFR is a relatively new benchmark rate, Compounded SOFR notes may have no established trading market when issued and an established trading market may never develop or may not be very liquid. Market terms for debt securities linked to Compounded SOFR (such as Compounded SOFR notes) such as the spread may evolve over time and, as a result, trading prices of Compounded SOFR notes may be lower than those of later-issued debt securities that are linked to Compounded SOFR. Similarly, if Compounded SOFR does not prove to be widely used in debt securities similar to the Compounded SOFR notes, the trading price of Compounded SOFR notes may be lower than that of comparable debt securities linked to rates that are more widely used. Investors in Compounded SOFR notes may not be able to sell such notes at all or may not be able to sell such notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Further, investors wishing to sell Compounded SOFR notes in the secondary market will have to make assumptions as to the future performance of Compounded SOFR during the interest period in which they intend the sale to take place. As a result, investors may suffer from increased pricing volatility and market risk.

Risks Relating To The Consumer Price Index

The following risk factors apply to notes for which the base rate is CPI (referred to as “CPI rate notes”).

Many Factors, Including United States Monetary Policy, May Influence U.S. Inflation Rates, And Could Materially And Adversely Affect The Value Of CPI Rate Notes.

The Board of Governors of the Federal Reserve System (the “FRB”) uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the FRB might foster price stability and reduce inflation is to raise the target federal funds rate. If the FRB employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the value of and the return on CPI rate notes.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the FRB’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the FRB to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

The Manner In Which The Bureau Of Labor Statistics Of The U.S. Department Of Labor Calculates The CPI May Change In The Future And Any Such Change May Affect The Value Of CPI Rate Notes.

There can be no assurance that the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”) will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower any interest payments with respect to CPI rate notes. Accordingly, the amount of interest, if any, payable on CPI rate notes, and therefore the value of CPI rate notes, may be significantly reduced. If the CPI is substantially altered or discontinued, a modified or substitute index may be employed to calculate the interest payable on CPI rate notes, and any such modification or substitution may adversely affect the value of and the return on CPI rate notes.

The Manner In Which Inflation Is Measured For Purposes Of CPI Rate Notes May Differ From Other Measures Of Inflation In Important Ways.

The year-over-year percentage change in the level of the CPI is just one measure of price inflation in the United States. This measure may not reflect the actual levels of inflation affecting holders of CPI rate notes. Moreover, this measure may be more volatile than other measures of inflation. The CPI includes prices of all items measured by the BLS, including items that may be particularly volatile such as energy and food items. Significant fluctuations in the prices of these items may have a significant effect on changes in the CPI and may cause the CPI to be more volatile than similar indices excluding these items. Moreover, measuring the year-over-year percentage change in the level of the CPI each month may result in a more volatile measure of inflation than alternative measures, such as the percentage change in the average level of the CPI from one year to the next.

The CPI May Not Be Published By The BLS For A Given Month, In Which Case The CPI Rate Will Be Determined By The Calculation Agent In Its Sole Discretion.

The CPI is published by the BLS. In certain circumstances, including as a result of government shutdowns or other disruptions, the CPI for a particular month may not be published by the BLS. If the CPI for any relevant month is not published by the BLS, the calculation agent will determine the CPI for such month in its sole discretion, taking into account all available information that it considers relevant. The CPI level determined by the calculation agent in these circumstances may differ from the CPI level that would have been reported had publication occurred as scheduled, or from any CPI level that may be published subsequently. Any such determination by the calculation agent could adversely affect the return on, value of and market for CPI rate notes.

The Historical Levels Of The CPI Are Not An Indication Of The Future Levels Of The CPI.

The historical levels of the CPI are not an indication of the future levels of the CPI. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Risks Relating To SOFR CMS Rates

The following risk factors apply to notes for which the base rate is one or more SOFR CMS rates (referred to as “SOFR CMS rate notes”). Capitalized terms used in this section “—Risks Relating To SOFR CMS Rates” are defined under “Description of Notes—Floating Rate Notes—Base Rates—SOFR CMS Rate Notes.”

A SOFR CMS Rate Will Be Affected By A Number Of Factors And May Be Highly Volatile.

A SOFR CMS rate is influenced by many factors, including:

●	the monetary policies of the FRB;

●	current market expectations about future interest rates;

●	current market expectations about inflation;

●	the volatility of the foreign exchange markets;

●	the availability of relevant hedging instruments;

●	supply and demand for overnight U.S. Treasury repurchase agreements; and

●	general credit and economic conditions in global markets, and particularly in the United States.

As a result of these factors, a SOFR CMS rate may be highly volatile. Because the SOFR CMS rates are market rates and are influenced by many factors, it is impossible to predict the future value of the SOFR CMS rates.

The SOFR CMS Rates And SOFR Have Limited Histories And Future Performance Cannot Be Predicted Based On Historical Performance.

The publication of the SOFR CMS rates began in November 2021, and, therefore, has a limited history. ICE Benchmark Administration Limited (“IBA”) launched the SOFR CMS rates for use as reference rates for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. dollar LIBOR-based swap rates will have no bearing on the performance of SOFR or the SOFR CMS rates. In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the SOFR CMS rates and SOFR cannot be predicted based on the limited historical performance. The levels of the SOFR CMS rates and SOFR during the term of SOFR CMS rate notes may bear little or no relation to the historical data. Prior observed patterns, if any, in the behavior of market variables and their relation to the SOFR CMS rates and SOFR, such as correlations, may change in the future. No future performance of the SOFR CMS rates or SOFR may be inferred from any of the historical data for SOFR CMS rates or SOFR. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of the SOFR CMS rates or SOFR. Changes in the levels of SOFR will affect the SOFR CMS rates and, therefore, the return on SOFR CMS rate notes and the value of SOFR CMS rate notes, but it is impossible to predict whether such levels will rise or fall.

The Composition Of A SOFR CMS Rate Is Not The Same As A U.S. Dollar LIBOR ICE Swap Rate, And A SOFR CMS Rate Is Not Expected To Be A Comparable Substitute Or Replacement For A U.S. Dollar LIBOR ICE Swap Rate.

The U.S. Dollar LIBOR ICE Swap Rates sought to represent the mid-price for the semi-annual fixed leg of an interest rate swap where the floating leg is based on three-month U.S. dollar LIBOR payable quarterly, calculated on the basis of a 360-day year consisting of twelve 30-day months. The SOFR CMS rates seek to represent the annual fixed leg of an interest rate swap where the floating leg is based on a compounded average of SOFR administered by the FRBNY (or any successor administrator) compounded in arrears for twelve months payable annually using standard market conventions, calculated on the basis of the actual number of days elapsed, with a year presumed to comprise 360 days. The composition and characteristics of SOFR are not the same as those of three-month U.S. dollar LIBOR, nor is SOFR the economic equivalent of three-month U.S. dollar LIBOR. Thus, the SOFR CMS rates have been designed with respect to swap transactions referencing a rate that differs in significant respects from the rate referenced in the swap transactions with respect to which the U.S. Dollar LIBOR ICE Swap Rates were designed. As a result, the interest rate on and value of SOFR CMS rate notes may perform differently over time from the manner in which the interest rate and value of notes with comparable terms and provisions that were linked to a U.S. Dollar LIBOR ICE Swap Rate would have performed.

A Lack Of Input Data May Impact IBA’s Ability To Calculate And Publish The SOFR CMS Rates.

The input data for the SOFR CMS rates is based on swaps referencing SOFR as the floating leg. The SOFR CMS rates are dependent on receiving sufficient eligible input data from the trading venue sources identified by IBA in accordance with the “waterfall” methodology for each SOFR CMS rate. The ability of the applicable trading venues to provide sufficient eligible input data in accordance with the waterfall methodology depends on, among other things, there being a liquid market in swap contracts referencing SOFR on such trading venues, which in turn depends, among other things, on there being a liquid market in loans, floating rate notes and other financial contracts referencing SOFR. Because SOFR’s use as a reference rate for financial contracts began relatively recently and the related market for SOFR-based swaps is relatively new, there is limited information on which to assess potential future liquidity in SOFR-based swap markets or in the market for SOFR-based financial contracts more generally. If the market for SOFR-based swap contracts is not sufficiently liquid, or if the liquidity in such market proves to be volatile, this could result in the inability of IBA to calculate the SOFR CMS rates, which could adversely affect the return on and value of SOFR CMS rate notes and the price at which you are able to sell SOFR CMS rate notes in the secondary market, if any. In addition, if SOFR does not maintain market acceptance for use as a reference rate for U.S. dollar-denominated financial contracts, uncertainty about SOFR may adversely affect the return on and the value of SOFR CMS rate notes.

The SOFR CMS Rates May Be Modified Or Discontinued, Which Could Adversely Affect The Return On, Value Of Or Market For The Notes.

IBA (or any successor administrator) may make methodological or other modifications that could change the value of a SOFR CMS rate, including changes related to the method by which such rate is calculated, eligibility criteria applicable to the transactions used to calculate such rates, including the trading venues for such transactions, or timing related to the determination or publication of such rates, or may cease the calculation or dissemination of such rates. Depending on the circumstances, such change or cessation could be implemented with little or no public notice or consultation. Any such changes may have a negative effect on the SOFR CMS rates and the value of SOFR CMS rate notes.

The Calculation Agent Will Have The Authority To Make Determinations That Could Adversely Affect The Return On And The Market Value Of SOFR CMS Rate Notes.

Subject to SOFR CMS rate discontinuation or cessation of publication as discussed in the next paragraph, if the calculation agent determines that a SOFR CMS rate is not reported on its designated page as of approximately 11:00 a.m., New York City time, on any day on which a SOFR CMS rate must be determined, then such SOFR CMS rate for that day will be determined by the calculation agent, in its sole discretion, taking into account all available information that it considers relevant. The SOFR CMS rate determined in this manner and used in the determination of any payment on SOFR CMS rate notes may be different from the affected SOFR CMS rate that would have been published on the designated page and may be different from other published rates, or other estimated rates, of the affected SOFR CMS rate, and the calculation agent will have no obligation to consider your interests as an investor in in making any such determination.

If the calculation agent determines, on any day on which a SOFR CMS rate must be determined, that a SOFR CMS rate has been discontinued or has ceased to be published permanently or indefinitely, then the calculation agent will use a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate. If the calculation agent has determined a substitute or successor rate for a SOFR CMS rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the business day convention, the applicable business days, the interest determination dates and the day count convention to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make such substitute or successor rate comparable to the affected SOFR CMS rate, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate. This could result in adverse consequences to the rate of interest used on SOFR CMS rate notes and, therefore, could adversely affect the return on and the market value of SOFR CMS rate notes. Further, there is no assurance that the characteristics of any substitute or successor rate will be similar to the affected SOFR CMS rate, or that any substitute or successor rate will produce the economic equivalent of the affected SOFR CMS rate. No assurance can be provided that the selection of a substitute or successor rate will not result in economic prejudice to holders of SOFR CMS rate notes.

WELLS FARGO FINANCE LLC

Wells Fargo Finance LLC is a Delaware limited liability company and a direct, wholly-owned finance subsidiary of Wells Fargo & Company.

WELLS FARGO & COMPANY

Wells Fargo & Company is a corporation organized under the laws of Delaware and a financial holding company and a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Its principal business is to act as a holding company for its subsidiaries.

Wells Fargo & Company is a leading financial services company that provides a diversified set of banking, investment and mortgage products and services, as well as consumer and commercial finance, to individuals, businesses and institutions, throughout the U.S., and in countries outside the U.S. Wells Fargo & Company provides consumer financial products and services including checking and savings accounts, credit and debit cards, and auto, residential mortgage, and small business lending. In addition, Wells Fargo & Company offers financial planning, private banking, investment management, and fiduciary services. Wells Fargo & Company also provides financial solutions to businesses through products and services including traditional commercial loans and lines of credit, letters of credit, asset-based lending and leasing, trade financing, treasury management, and investment banking services. Its website address is www.wellsfargo.com.

Wells Fargo & Company is a legal entity separate and distinct from its subsidiary banks and other subsidiaries. A significant source of funds to pay dividends on its common and preferred stock and principal and interest on its debt is dividends from its subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends its subsidiary banks and certain other subsidiaries may pay without regulatory approval.

Supplemental Use of Proceeds

We intend to lend the net proceeds from the sale of the notes to Wells Fargo & Company and/or its affiliates. We expect that Wells Fargo & Company and/or its affiliates will use the proceeds from these loans for general corporate purposes as more fully described under “Use of Proceeds” in the accompanying prospectus. The net proceeds will also be used, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original public offering price of the notes will include the agent discount or commission (if any), offering expenses and any other costs identified in the applicable pricing supplement.

The original public offering price of the notes will also include the projected profit that our hedge counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. We expect to hedge our obligations under the notes through affiliated or unaffiliated counterparties. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.

We have no obligations to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No holder of the notes will have any rights or interest in our hedging activity or any positions we or any affiliated or unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above, the agent discount or commission (if any), offering expenses and any other costs identified in the applicable pricing supplement are likely to adversely affect the market value of the notes.

Description of Notes

This section describes the general terms and provisions of the notes that we may issue. The particular terms of the notes sold under any pricing supplement will be described in that pricing supplement and any applicable product supplement. Unless the applicable pricing supplement or any applicable product supplement specifies otherwise, the terms and conditions stated herein will apply to each note.

Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the notes will be issued as a series under an indenture dated as of January 22, 2026 among us, as issuer, Wells Fargo & Company, as guarantor, and Computershare Trust Company, N.A. (“Computershare”), as trustee, referred to herein as the “indenture.” We have summarized the material terms and provisions of the indenture herein and in the accompanying prospectus. We have also filed the indenture as an exhibit to the registration statement of which the accompanying prospectus is a part. You should read the indenture for additional information before you buy any notes. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

General

The notes will be our direct unsecured obligations and will rank equally with all of our other unsecured unsubordinated debt. Payment on the notes is fully and unconditionally guaranteed by the Guarantor, Wells Fargo & Company, as provided in the indenture (the “guarantee”).

The indenture does not limit the amount of debt securities that we may issue. References herein to “debt securities” or to a “debt security” refer to the debt securities we may issue from time to time under the indenture. Debt securities issued under the indenture will be issued as part of a series that has been established by us under the indenture. (Section 301) The notes will constitute one series of debt securities under the indenture.

The assets of the Guarantor consist primarily of equity in its subsidiaries, and the Guarantor is a separate and distinct legal entity from its subsidiaries. As a result, the Guarantor’s ability to address claims of holders of our notes against the Guarantor under the guarantee depends on its receipt of dividends, loan payments and other funds from its subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that banking and other subsidiaries may pay to the Guarantor without regulatory approval. In addition, if any of the Guarantor’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets. The rights of the Guarantor and the rights of its creditors, including your rights under the guarantee, will be subject to that prior claim unless the Guarantor is also a direct creditor of that subsidiary. This subordination of creditors of a parent company to prior claims of creditors of its subsidiaries is commonly referred to as structural subordination.

Holders of our notes are our direct creditors, as well as direct creditors of the Guarantor under the related guarantee. As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of debt securities issued by the Guarantor.

We may, from time to time, without the consent of the holders of the notes, issue additional notes having the same terms as previously issued notes (other than the issue date, the date, if any, that interest begins to accrue and the price to public, which may vary) that will form a single issue with the previously issued notes.

Unless the applicable pricing supplement or any applicable product supplement states otherwise:

●	we will issue the notes at 100% of their principal or face amount;

●	holders will not be able to elect to have the notes repaid before their stated maturity;

●	holders will not be able to elect to renew the notes beyond their stated maturity;

●	we will not be able to redeem the notes before their stated maturity;

●	we will not be able to elect to extend the maturity of the notes beyond their stated maturity;

●	we will issue the notes in U.S. dollars and amounts payable with respect to the notes will be made in U.S. dollars;

●	we will issue the notes in fully registered form and in authorized denominations, which will be $1,000 or any amount in excess of $1,000 which is an integral multiple of $1,000, and each owner of a beneficial interest in a note will be required to hold such beneficial interest in an authorized denomination;

●	we will issue the notes as global securities registered in the name of a depositary (“global securities” are debt securities that we issue in accordance with the indenture to represent all or part of a series of debt securities and a “depositary” is the depositary for the global securities issued under the indenture and, unless provided otherwise in the applicable pricing supplement or any applicable product supplement, means The Depository Trust Company (“DTC”)); and

●	we will not list the notes on any securities exchange or automated quotation system.

The applicable pricing supplement or any applicable product supplement relating to each note will describe the following terms:

●	if the note is being issued at a price other than 100% of its principal or face amount, its issue price;

●	the principal or face amount of the note;

●	the date on which the note will be issued;

●	the date on which the note will mature;

●	if the amount payable on the note will be determined by reference to one or more equity-, commodity- or currency-based indices, exchange traded funds, securities, commodities, currencies, statistical measures of economic or financial performance, or a basket comprised of any of the foregoing, or any other measure (referred to herein as a “market measure”), the method by which the amount payable will be determined and information about such market measure or measures;

●	if the note will bear interest at a fixed or floating rate or at a rate determined by reference to a market measure:

●	the interest rate on the note or the method by which the interest rate may be determined;

●	the date from which interest will accrue;

●	the interest payment dates for the note; and

●	the first interest payment date;

●	the identity of the calculation agent for the note (the “calculation agent”) if other than WFS, and its successors and assigns, one of our affiliates;

●	the identity of the security registrar and paying agent for the note if other than Computershare;

●	any special tax implications of the note;

●	if the note may be redeemed at our option or repaid at a holder’s option, the provisions relating to redemption of the note or repayment of the note;

●	if the note may be extended at our option or renewed at a holder’s option, the provisions relating to extension of the note or renewal of the note; and

●	any other terms of the note not inconsistent with the provisions of the indenture.

When we use the term “holder” in this prospectus supplement with respect to a registered debt security, we mean the person in whose name such debt security is registered in the security register. (Section 101)

Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the notes will be represented by a type of global security referred to as a “master note.” A master note is a global security that evidences multiple issuances of notes that may be issued at different times and with different terms. The terms of each such issuance will be set forth in the applicable pricing supplement and will be incorporated by reference into the master note as a separate “supplemental obligation” of Wells Fargo Finance LLC. In connection with each issuance of notes represented by a master note, the trustee or the security registrar (if other than the trustee), in accordance with our instructions, will make appropriate entries or notations in a schedule to the master note or in other records it maintains identifying such notes as supplemental obligations under the master note and reflecting the issuance of such supplemental obligations.

Exchange and Transfer

Any debt securities of a series can be exchanged for other debt securities of that series so long as the other debt securities are denominated in authorized denominations and have the same aggregate principal or face amount and same terms as the debt securities that were surrendered for exchange. The notes may be presented for registration of transfer, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the designated corporate trust office maintained by the security registrar for that purpose in St. Paul, Minnesota (or any other place of payment). However, holders of global securities may transfer and exchange global securities only in the manner and to the extent set forth under “Book-Entry, Delivery and Form” in the accompanying prospectus. There will be no service charge for any registration of transfer or exchange of the notes, but we may require holders to pay any tax or other governmental charge payable in connection with a transfer or exchange of the notes. (Sections 305, 1002) On the date of this prospectus supplement, the security registrar for the debt securities issued under the indenture is Computershare, acting through its office at 1505 Energy Park Drive, St. Paul, MN 55108, Attn: CCT Administrator for Wells Fargo (or at such other place or places as may be designated from time to time). We refer to Computershare, acting in this capacity for the notes, as the “security registrar.” Holders can surrender the notes for registration of transfer or exchange at such office, and the security registrar may at any time rescind this designation or approve a change in location. However, the security registrar will be required to maintain a designated corporate trust office in each place of payment for that series. (Section 1002)

We will not be required to:

●	register the transfer of or exchange notes to be redeemed for a period of 15 calendar days preceding the mailing of the relevant notice of redemption; or

●	register the transfer of or exchange any registered note selected for redemption, in whole or in part, except the unredeemed or unpaid portion of that registered note being redeemed in part. (Section 305)

Interest and Principal Payments

Payments. Holders may present notes for payment of principal, premium, if any, and interest, if any, register the transfer of the notes and exchange the notes at the designated corporate trust office in St. Paul, Minnesota (or any other place of payment) maintained by the paying agent and the security registrar for those purposes. On the date of this prospectus supplement, the paying agent for the debt securities issued under the indenture is Computershare, acting through its office at 1505 Energy Park Drive, St. Paul, MN 55108, Attn: CCT

Administrator for Wells Fargo (or at such other place or places as may be designated from time to time). We refer to Computershare, acting in this capacity for the notes, as the “paying agent.”

When we refer to the payment of “principal” in this prospectus supplement in the context of the amount payable at stated maturity or earlier redemption or repayment of a note whose payment is linked to the performance of a market measure, we are referring to the amount payable on such note at stated maturity or earlier redemption or repayment, as specified in the applicable pricing supplement, other than any interest payable at such time. Such amount may be greater than, equal to or less than the stated principal or face amount of such note at issuance.

Recipients of Payments. The paying agent will pay interest, if any, to the person in whose name the note is registered at the close of business on the applicable record date. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the “record date” for any interest payment date is (a) in the case of book-entry notes, the date one business day prior to that interest payment date and (b) in the case of certificated notes, the date 15 calendar days prior to that interest payment date, whether or not that day is a business day. However, upon maturity, redemption or repayment, the paying agent will pay any interest due to the person to whom it pays the principal of the note. The paying agent will make the payment on the date of maturity, redemption or repayment, whether or not that date is an interest payment date. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the paying agent will make the initial interest payment on a note on the first interest payment date falling at least 15 calendar days after the date of issuance. An “interest payment date” for any note means a date on which, under the terms of that note, regularly scheduled interest is payable.

Book-Entry Notes. The paying agent will make payments of principal, premium, if any, and interest, if any, to the account of DTC or other depositary specified in the applicable pricing supplement or any applicable product supplement, as holder of book-entry notes, by wire transfer of immediately available funds. We expect that the depositary, upon receipt of any payment, will immediately credit its participants’ accounts in amounts proportionate to their respective beneficial interests in the book-entry notes as shown on the records of the depositary. We also expect that payments by the depositary’s participants to owners of beneficial interests in the book-entry notes will be governed by standing customer instructions and customary practices and will be the responsibility of those participants.

Certificated Notes. Except as indicated below for payments of interest at maturity, redemption or repayment, the paying agent will make U.S. dollar payments of interest either:

●	by check mailed to the address of the person entitled to payment as shown on the security register; or

●	by wire transfer to an account designated by a holder, if the holder has given written notice not later than 10 calendar days prior to the applicable interest payment date. (Section 307)

U.S. dollar payments of principal, premium, if any, and interest, if any, upon maturity, redemption or repayment on a note will be made in immediately available funds against presentation and surrender of the note at the office of the paying agent.

Unavailability of Foreign Currency. If the applicable pricing supplement specifies a currency other than U.S. dollars, the relevant specified currency may not be available to us for making payments of principal of, premium, if any, or interest, if any, on any note. This could occur due to the imposition of exchange controls or other circumstances beyond our control or if the specified currency is no longer used by the government of the country issuing that currency or by public institutions within the international banking community for the settlement of transactions. If the specified currency is unavailable, we may satisfy our obligations to holders of the notes by making those payments on the date of payment in U.S. dollars on the basis of the noon dollar buying rate in New York, New York for cable transfers of the currency or currencies in which a payment on any note was to be made, published by the FRBNY, which we refer to as the “market exchange rate.” If that rate of exchange is not then available or is not published for a particular payment currency, the market exchange rate will be based on the highest bid quotation in New York, New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

●	of the specified currency for U.S. dollars for settlement on the payment date;

●	in the aggregate amount of the specified currency payable to those holders or beneficial owners of notes; and

●	at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent appointed by us unless the exchange rate agent is our affiliate. If those bid quotations are not available, the exchange rate agent will determine the market exchange rate at its sole discretion.

These provisions do not apply if a specified currency is unavailable because it has been replaced by the euro. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, if the euro has been substituted for a specified currency, the notes will be redenominated in euros on a date determined by us, with a principal amount for each note equal to the principal amount of that note in the specified currency, converted into euros at the established rate (as defined below); provided that, if we determine after consultation with the paying agent that the then-current market practice in respect of redenomination into euros of internationally offered securities is different from the provisions specified above, such provisions will be deemed to be amended so as to comply with such market practice and we will promptly notify the trustee and the paying agent of such deemed amendment. The “established rate” means the rate for the conversion of the specified currency (including compliance with rules relating to rounding in accordance with applicable European Union regulations) into euros established by the Council of European Union pursuant to the Treaty establishing the European Communities, as amended by the Treaty on European Union. We will give 30 days’ notice of the redenomination date to the paying agent and the trustee.

Any payment made in U.S. dollars or in euros as described above where the required payment is in an unavailable specified currency will not constitute an event of default under the indenture.

Certain Definitions. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the following are definitions of certain terms we use in this prospectus supplement when discussing principal and interest payments on the notes:

A “business day” means any day, other than a Saturday or Sunday, (i) that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close (a) in New York, New York, (b) for notes denominated in a specified currency other than U.S. dollars, euros or Australian dollars, in the principal financial center of the country of the specified currency, or (c) for notes denominated in Australian dollars, in Sydney, Australia, (ii) for notes denominated in euros, that is also a TARGET Settlement Day and (iii) for Compounded SOFR notes, that is also a U.S. Government Securities Business Day.

A “TARGET Settlement Day” means any day on which the T2 is operating. “T2” means the real-time gross settlement system operated by the Eurosystem, or any successor system.

A “U.S. Government Securities Business Day” means any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

References in this prospectus supplement to “U.S. dollar,” or “U.S.$” or “$” are to the currency of the United States of America. References in this prospectus supplement to “euro” or “euros” are to the single currency introduced at the commencement of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. References in this prospectus supplement to “£,” “pounds sterling” or “sterling” are to the currency of the United Kingdom.

Fixed Rate Notes

We may issue notes that bear interest at a fixed rate (“fixed rate notes”). Each fixed rate note will bear interest from, and including, the date of issuance at the annual rate specified in the applicable pricing supplement until the principal is paid or made available for payment. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the following provisions will apply to fixed rate notes offered pursuant to this prospectus supplement.

How Interest Is Calculated. Interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest on fixed rate notes will accrue from, and including, the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from, and including, the issue date or any other date specified in the applicable pricing supplement on which interest begins to accrue. Interest will accrue to, but excluding, the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If A Payment Date Is Not A Business Day.”

When Interest Is Paid. Payments of interest on fixed rate notes will be made on the interest payment dates specified in the applicable pricing supplement. However, unless otherwise specified in the applicable pricing supplement or any applicable product supplement, if the first interest payment date is less than 15 calendar days after the issue date, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

Amount Of Interest Payable. Interest payments for fixed rate notes will include accrued interest from, and including, the issue date or from, and including, the last interest payment date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the relevant interest payment date or date of maturity or earlier redemption or repayment, as the case may be.

If A Payment Date Is Not A Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Floating Rate Notes

We may issue notes that bear interest at a floating rate determined by reference to a base rate as discussed below (“floating rate notes”). Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the following provisions will apply to floating rate notes offered pursuant to this prospectus supplement.

Each floating rate note will mature on the date specified in the applicable pricing supplement.

Each floating rate note will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as the “base rate.” The base rate may be one or more of the following:

●	Compounded SOFR;

●	the CPI rate;

●	a U.S. Dollar SOFR ICE Swap Rate (each, a “SOFR CMS rate”); or

●	any other rate or interest rate formula specified in the applicable pricing supplement or any applicable product supplement.

Formula For Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

●	the specified base rate based on the index maturity, if applicable;

●	plus or minus the spread, if any; and/or

●	multiplied by the spread multiplier, if any.

For any floating rate note, if applicable, “index maturity” means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the applicable pricing supplement. The “spread” is the number of basis points (one one-hundredth of a percentage point) specified in the applicable pricing supplement to be added to or subtracted from the base rate for a floating rate note. The “spread multiplier” is the percentage that may be specified in the applicable pricing supplement to be applied to the base rate for a floating rate note. The interest rate on any inverse floating rate note will also be calculated by reference to a fixed rate.

Limitations On Interest Rate. A floating rate note may also have either or both of the following limitations on the interest rate:

●	a maximum limitation, or ceiling, on the rate of interest which may accrue during any interest period, which we refer to as the “maximum interest rate”; and/or

●	a minimum limitation, or floor, on the rate of interest that may accrue during any interest period, which we refer to as the “minimum interest rate.”

Any applicable maximum interest rate or minimum interest rate will be set forth in the applicable pricing supplement.

How Certain Floating Interest Rates Are Reset. The terms and provisions set forth in this section “—How Certain Floating Interest Rates Are Reset” will only apply to any floating rate notes for which the specified base rate is (i) the CPI rate, (ii) a SOFR CMS rate or (iii) any other base rate specified in the applicable pricing supplement or any applicable product supplement that specifically references this section “—How Certain Floating Interest Rates Are Reset” (each, an “in advance base rate”). For avoidance of doubt, this section “—How Certain Floating Interest Rates Are Reset” shall not apply to Compounded SOFR notes.

The interest rate in effect from the issue date to the first interest reset date for a floating rate note governed by this section “—How Certain Floating Interest Rates Are Reset” will be the initial interest rate specified in the applicable pricing supplement, as applicable. We refer to this rate as the “initial interest rate.” The interest rate on each floating rate note governed by this section “—How Certain Floating Interest Rates Are Reset” may be reset daily, weekly, monthly, quarterly, semiannually or annually. This period is the “interest reset period” and the first day of each interest reset period is the “interest reset date.” The “interest determination date” for any interest reset date is the day the calculation agent will refer to when determining the new interest rate at which a floating rate governed by this section “—How Certain Floating Interest Rates Are Reset” will reset, and, unless otherwise specified in the applicable pricing supplement or any applicable product supplement, is applicable as follows:

●	for CPI rate notes, the interest determination date will be the interest reset date;

●	for SOFR CMS rate notes, the interest determination date will be the second U.S. Government Securities Business Day prior to the interest reset date;

●	for notes with two or more base rates, the interest determination date will be the latest business day that is at least two business days before the applicable interest reset date on which each base rate is determinable; and

●	for any other in advance base rate, the interest determination date, if applicable, will be specified in the applicable pricing supplement or any applicable product supplement.

The interest reset dates will be specified in the applicable pricing supplement. If an interest reset date for any floating rate note governed by this section “—How Certain Floating Interest Rates Are Reset” falls on a day that is not business day, it will be postponed to the following business day.

How Interest Is Calculated. Interest on floating rate notes will accrue from, and including, the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from, and including, the issue date or any other date specified in the applicable pricing supplement on which interest begins to accrue to, but excluding, the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If A Payment Date Is Not A Business Day” (each such period, an “interest period”).

The amount of accrued interest on a floating rate note for an interest period is calculated by multiplying the principal amount of such note by an accrued interest factor. This accrued interest factor will be determined by multiplying the per annum floating interest rate determined by reference to the applicable base rate, as determined for the applicable interest period, by a factor resulting from the day count convention that applies with respect to such determination. The factor resulting from the day count convention will be, if so specified in the applicable pricing supplement, one of the following, or may be any other convention set forth in the applicable pricing supplement:

●	a factor based on a 360-day year of twelve 30-day months if the day count convention specified in the applicable pricing supplement is “30/360”;

●	a factor equal to the actual number of days in the relevant period divided by 360 if the day count convention specified in the applicable pricing supplement is “Actual/360”;

●	a factor equal to the actual number of days in the relevant period divided by 365, or if any portion of that relevant period falls in a leap year, the sum of (A) the actual number of days in that portion of the relevant period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the relevant period falling in a non-leap year divided by 365, if the day count convention specified in the applicable pricing supplement is “Actual/Actual”; or

●	a factor equal to the actual number of days in the relevant period divided by 365, if the day count convention specified in the applicable pricing supplement is “Actual/365 (Fixed).”

If no day count convention is specified in the applicable pricing supplement, the factor for Compounded SOFR notes, CPI rate notes and SOFR CMS rate notes will be Actual/360.

On or before the relevant “calculation date,” the calculation agent will calculate the amount of interest that has accrued during each interest period. For Compounded SOFR notes, the calculation date pertaining to an applicable interest payment date will be no later than the business day immediately preceding such interest payment date (including, if applicable, the maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date). See “—Base Rates—Compounded SOFR Notes” for additional information regarding the determination of Compounded SOFR. For any floating rate notes for which the specified base rate is an in advance base rate, the calculation date pertaining to an interest payment date will be the earlier of:

●	the tenth calendar day after the applicable interest determination date for the interest period to which such interest payment date relates or, if that day is not a business day, the next succeeding business day; or

●	the business day immediately preceding such interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

Unless otherwise indicated in the applicable pricing supplement or any applicable product supplement, all percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%, and all U.S. dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent, with one-half cent rounded upward. All Japanese Yen amounts used in or resulting from these calculations will be rounded downward to the next lower whole Japanese Yen amount. All amounts denominated in any other currency used in or resulting from these calculations will be rounded to the nearest two decimal places in that currency, with 0.005 rounded up to 0.01.

Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the calculation agent for any issue of floating rate notes will be WFS. We may appoint a successor calculation agent with the written consent of the trustee, which consent shall not be unreasonably withheld. Upon the request of the holder of any note for which the base rate is an in advance base rate, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date for such note. Upon the request of the holder of any Compounded SOFR note, the calculation agent will provide Compounded SOFR, the interest rate and the amount of interest accrued with respect to any interest period for such note, after Compounded SOFR and such interest rate and accrued interest have been determined. The calculation agent will notify the paying agent of each determination of the interest rate applicable to any floating rate note promptly after the determination is made.

When Interest Is Paid. We will pay interest on floating rate notes on the interest payment dates specified in the applicable pricing supplement. However, unless otherwise specified in the applicable pricing supplement or any applicable product supplement, if the first interest payment date is less than 15 calendar days after the issue date, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

If A Payment Date Is Not A Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Base Rates.

Compounded SOFR Notes. The rate of interest on Compounded SOFR notes will be based on a compounded average of the daily SOFR, and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

References to “our designee” in this prospectus supplement shall mean the calculation agent.

The calculation agent will determine Compounded SOFR, the interest rate and the amount of interest payable for each interest period in arrears as soon as reasonably practicable on or after the last day of the applicable observation period (as defined below), and in any event on or prior to the business day immediately preceding the relevant interest payment date, and will notify us of Compounded SOFR and such interest rate and the amount of interest payable for each interest period as soon as reasonably practicable after such determination, but in any event by the business day immediately prior to the interest payment date.

Unless otherwise specified in the applicable pricing supplement, the “observation period” in respect of each interest period for Compounded SOFR notes will be the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the interest payment date for such interest period.

With respect to the observation period corresponding to any interest period, “Compounded SOFR” will be a compounded average of daily SOFR over such observation period, calculated in accordance with the formula set forth below, with the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (0.000005 being rounded upwards to 0.00001):

where for purposes of applying the above formula to the terms of the Compounded SOFR notes:

“d0”, for any observation period, is the number of U.S. Government Securities Business Days in the relevant observation period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant observation period;

“SOFRi”, for any U.S. Government Securities Business Day “i” in the relevant observation period, is equal to SOFR (as defined below) in respect of that day;

“ni”, for any U.S. Government Securities Business Day “i” in the relevant observation period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” is the number of calendar days in the relevant observation period.

For purposes of determining Compounded SOFR, “SOFR” means, with respect to any U.S. Government Securities Business Day:

(1)	the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the SOFR Administrator’s Website at 3:00 p.m., New York City time, on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”);

(2)	if the rate specified in (1) above does not so appear, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator’s Website;

where:

“SOFR Administrator” means the FRBNY (or a successor administrator of the Secured Overnight Financing Rate); and

“SOFR Administrator’s Website” means the website of the FRBNY, or any successor source.

Notwithstanding the foregoing, if we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the then-current Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision, election or calculation that may be made by us or our designee pursuant to the provisions described in this section “—Compounded SOFR Notes,” including any determination with respect to a rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in our or our designee’s sole discretion, and, notwithstanding anything to the contrary in the documentation relating to the notes, shall become effective without consent from any other party.

For the avoidance of doubt, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, interest payable on the notes will be an annual rate equal to the applicable Benchmark Replacement plus or minus the spread, if any, and/or multiplied by the spread multiplier, if any, in each case as applicable to such Compounded SOFR notes at the time of issuance, and subject to any applicable maximum interest rate or minimum interest rate.

As used herein:

The term “Benchmark” means, initially, Compounded SOFR, as defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

The term “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or our designee for the applicable Benchmark Replacement Date:

(1)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(3)	the sum of: (a) the alternate rate of interest that has been selected by us or our designee as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

The term “Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or our designee for the applicable Benchmark Replacement Date:

(1)	the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

For the avoidance of doubt, the Benchmark Replacement Adjustment for the applicable Benchmark Replacement Date may be selected, recommended or determined on a day other than such Benchmark Replacement Date.

The term “Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “interest period” and “observation period”, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that we or our designee decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decide that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determine is reasonably necessary).

The term “Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or such component) is no longer representative based on the determination and announcement by the regulatory supervisor for the administrator of such Benchmark (or such component); provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if such Benchmark (or such component) continues to be provided on such date. For avoidance of doubt, the Benchmark Replacement Date could occur some period of time after the most recent statement or publication referenced in clause (3) of the definition of “Benchmark Transition Event.”

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

The term “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component);

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark (or such component), which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component) announcing that the Benchmark (or such component) is no longer, or as of a specified future date will no longer be, representative.

The term “ISDA Definitions” means the 2021 ISDA Interest Rate Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”) or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

The term “ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

The term “ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

The term “Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by us or our designee in accordance with the Benchmark Replacement Conforming Changes.

The term “Relevant Governmental Body” means the FRB and/or the FRBNY, or a committee officially endorsed or convened by the FRB and/or the FRBNY or any successor thereto.

The term “Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Additional Information About SOFR

SOFR is published by the FRBNY and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate plus bilateral Treasury repurchase agreement (repo) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”), and SOFR is filtered by the FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to the FRBNY, “specials” are repos for specific-issue collateral, which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The FRBNY also notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the FRBNY would use information collected through a daily survey conducted by its Trading Desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by WFS, one of our affiliates, as a primary dealer. If data other than those provided by The Bank of New York Mellon or DTCC Solutions LLC are used in the calculation of SOFR, the change in source will be noted by the SOFR Administrator when the rate is published.

The FRBNY notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

On each U.S. Government Securities Business Day, the SOFR Administrator publishes SOFR on its website at approximately 8:00 a.m., New York City time for trades made on the immediately preceding U.S. Government Securities Business Day. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point (0.01%). Any time a rate is revised, a footnote to the FRBNY’s publication would indicate the revision. This revision threshold will be reviewed periodically by the FRBNY and may be changed based on market conditions.

Because SOFR is published by the SOFR Administrator based on data received from other sources, we have no control over its determination, calculation or publication.

The information contained in this section “—Additional Information About SOFR” is based upon the SOFR Administrator’s Website (as defined above) and other U.S. government sources.

CPI Rate Notes. CPI rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the CPI rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The “CPI rate” means, for any interest determination date, the lagging year-over-year percentage change in the CPI (as defined below), calculated as follows:

Ref CPIt – Ref CPIt-12

Ref CPIt-12

where,

●	the“Ref CPIt” is the level of the CPI for the third calendar month prior to the calendar month of such interest determination date (the “reference month”) and

●	the “Ref CPIt-12” is the level of the CPI for the twelfth calendar month prior to such reference month.

For example, with respect to an interest determination date in June 2026, the Ref CPIt is the level of the CPI for March 2026 and the Ref CPIt-12 is the level of the CPI for March 2025.

If by 3:00 p.m., New York City time, on any interest determination date the CPI is not published on Bloomberg screen CPURNSA (or any successor source) for any relevant month, but has otherwise been published by the BLS, the calculation agent will determine the CPI as reported by the BLS for such month using such other source as appears on its face to accurately set forth the CPI as reported by the BLS, as determined by the calculation agent. If by 3:00 p.m. New York City time, on any interest determination date the CPI for any relevant month has not been published by the BLS, the calculation agent will determine CPI for such month in its sole discretion, taking into account all available information that it considers relevant.

In calculating Ref CPIt and Ref CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of Ref CPIt and Ref CPIt-12 used by the calculation agent on any interest determination date to determine the interest rate on the notes (an “original CPI level”) is subsequently revised by the BLS, the calculation agent will continue to use the original CPI level, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at Appendix B, Section I, Paragraph B.4 of Part IV of 69

Federal Register No. 144 (July 28, 2004) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

The “Consumer Price Index” or “CPI” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (CPI-U) published by the BLS (Bloomberg: CPURNSA) or any successor index. The BLS makes certain information regarding the CPI data publicly available. This material may be accessed electronically by means of the BLS’s website at https://www.bls.gov/cpi/. No information contained on the BLS website is incorporated by reference into this prospectus supplement.

According to the publicly available information provided by the BLS, the CPI is a measure of the average change over time in the prices paid by urban consumers for a market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, education and communication, and other goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States.

The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100 (currently the base reference period used by the BLS is 1982–1984). For example, because the CPI level for the 1982–1984 reference period is 100, an increase of 16.5 percent from that period would be shown as 116.5.

All information contained in this prospectus supplement regarding the CPI is derived from publicly available information published by the BLS or other publicly available sources. Such information reflects the policies of the BLS as stated in such sources, and such policies are subject to change by the BLS. We have not independently verified any information relating to the CPI. The BLS is under no obligation to continue to publish the CPI and may discontinue publication of the CPI at any time. The consequences of the BLS discontinuing the CPI are described above.

SOFR CMS Rate Notes. SOFR CMS rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the applicable SOFR CMS rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

A “SOFR CMS rate” for a given maturity is, on any date of determination, the fixed rate of interest payable on a U.S. dollar interest rate swap with that maturity, expressed as a percentage, that references SOFR (compounded in arrears for twelve months using standard market conventions), as reported on its designated page as of approximately 11:00 a.m., New York City time, on that day, as determined by the calculation agent.

Subject to SOFR CMS rate discontinuation or cessation of publication as discussed in the next two paragraphs, if the calculation agent determines that a SOFR CMS rate is not reported on its designated page as of approximately 11:00 a.m., New York City time, on any day on which such SOFR CMS rate must be determined, then the calculation agent shall determine such SOFR CMS rate for that day in its sole discretion, taking into account all available information that it considers relevant.

If the calculation agent determines, on any day on which the a SOFR CMS rate must be determined, that a SOFR CMS rate has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use a substitute or successor rate (a “successor rate”) that it has determined in its sole discretion to be a commercially reasonable alternative replacement rate. If the calculation agent has determined a substitute or successor rate for a SOFR CMS rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the business day convention, the applicable business days, the interest determination dates and the day count convention to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make such substitute or successor rate comparable to the affected SOFR CMS rate, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate.

If the calculation agent determines that a SOFR CMS rate has been discontinued or that rate has ceased to be published permanently or indefinitely but no successor rate is chosen as described above, then the calculation agent shall determine such SOFR CMS rate for that day in its sole discretion, taking into account all available information that it considers relevant.

The “designated page” means the display designated as the Bloomberg screen specified in the applicable pricing supplement or such other page as may replace that Bloomberg screen on that service or such other service or services as may be selected for the purpose of displaying SOFR CMS rates by IBA or its successor or such other entity that assumes the responsibility of IBA or its successor in calculating SOFR CMS rates if IBA or its successor ceases to do so.

Additional Information About SOFR CMS Rates And SOFR

A SOFR CMS rate for a given maturity is the annual fixed rate of interest payable on a fixed-for-floating U.S. dollar interest rate swap transaction with the given maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For additional information about SOFR, see “—Compounded SOFR Notes—Additional Information About SOFR” above.

IBA is the current administrator of the SOFR CMS rates. According to publicly available information (which we have not independently verified), IBA currently determines a SOFR CMS rate based on a “waterfall” methodology using eligible input data in respect of SOFR-linked interest rate swaps. The first level of the waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the waterfall, then the third level of the waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate a rate. Where it is not possible to calculate a SOFR CMS rate at Level 1, Level 2 or Level 3 of the waterfall on a given date, then a SOFR CMS rate will not be published for that date.

Redemption and Repayment

Optional Redemption By Us. The applicable pricing supplement or any applicable product supplement will indicate if we have the option to redeem the notes offered thereby. We will mail by first class mail, postage prepaid, a notice of redemption to each holder or, in the case of global securities, we will provide such notice to the depositary, as holder of the global securities, pursuant to the applicable procedures of the depositary, at least five days and not more than 30 days prior to the date fixed for redemption, or within the redemption notice period designated in the applicable pricing supplement or any applicable product supplement, to the address of each holder as that address appears upon the books maintained by the security registrar. The notes will not be subject to any sinking fund.

A partial redemption of the notes may be effected by such method as the trustee shall deem fair and appropriate and may provide for the selection for redemption of a portion of the principal amount of notes held by a holder equal to an authorized denomination. If we redeem less than all of the notes and the notes are then held in book-entry form, the redemption will be made in accordance with the depositary’s customary procedures. We have been advised that it is DTC’s practice to determine by lottery the amount of each participant in the notes to be redeemed.

Unless we default in the payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes called for redemption.

Repayment At Option Of Holder. The applicable pricing supplement or any applicable product supplement will indicate if the holder has the option to have us repay the notes offered thereby on a date or dates specified prior to their stated maturity date. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the repayment price will be equal to 100% of the principal amount of the note, together with accrued interest, if any, to the date of repayment.

For us to repay a note, the paying agent must receive at least 30 days but not more than 45 days prior to the repayment date:

●	the note with the form entitled “Option to Elect Repayment” on the reverse of the note duly completed; or

●	a telegram, telex, facsimile transmission or a letter from a member of a national securities exchange, or FINRA or a commercial bank or trust company in the United States setting forth the name of the holder of the note, the principal amount of the note, the principal amount of the note to be repaid, the certificate number or a description of the tenor and terms of the note, a statement that the option to elect repayment is being exercised and a guarantee that the note to be repaid, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the note, will be received by the paying agent not later than the fifth business day after the date of the telegram, telex, facsimile transmission or letter. However, the telegram, telex, facsimile transmission or letter will only be effective if that note and form duly completed are received by the paying agent by the fifth business day after the date of that telegram, telex, facsimile transmission or letter.

Exercise of the repayment option by the holder of a note will be irrevocable. The holder may exercise the repayment option for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be an authorized denomination.

Special Requirements For Optional Repayment Of Global Securities. If a note is represented by a global security, the depositary or the depositary’s nominee will be the holder of the note and therefore will be the only entity that can exercise a right to repayment. In order to ensure that the depositary’s nominee will timely exercise a right to repayment of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in the note to notify the depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to the depositary.

Open Market Purchases. We may purchase notes at any price in the open market or otherwise. Notes so purchased by us may, at our discretion, be held or resold or surrendered to the trustee for cancellation.

Wells Fargo & Company Guarantee

As described in the accompanying prospectus, the Guarantor will fully and unconditionally guarantee, on an unsecured basis, the full and punctual payment of the principal of, interest on, and all other amounts payable under the notes when the same becomes due and payable, whether at maturity or upon redemption, repayment at the option of the holders of the applicable notes, upon acceleration or otherwise. If for any reason we do not make any required payment in respect of the notes when due, the Guarantor will on demand pay the unpaid amount at the same place and in the same manner that applies to payments made by us under the indenture. The guarantee is of payment and not of collection. (Section 1601)

Holders of the notes are our direct creditors, as well as direct creditors of the Guarantor under the guarantee. As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of debt securities issued by the Guarantor.

BENEFIT PLAN INVESTOR CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), applies (a “plan”) should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term “holder” in this section, we are referring to a beneficial owner of the notes and not the record holder.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit plans, as well as individual retirement accounts, Keogh plans and other arrangements to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “parties in interest”) with respect to such plans. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless statutory or administrative exemptive relief is available. In addition, the fiduciary of the plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. Therefore, a fiduciary of a plan should also consider whether an investment in the notes might constitute or give rise to a prohibited transaction under ERISA or the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and non-U.S. plans, as described in Section 4(b)(4) of ERISA (collectively, “non-ERISA arrangements”), are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“similar laws”).

Because of our business, we and our affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the notes are purchased by a plan. In particular, the fiduciary of the plan should consider whether statutory or administrative exemptive relief is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are:

●	PTCE 96-23, for specified transactions determined by in-house asset managers;

●	PTCE 95-60, for specified transactions involving insurance company general accounts;

●	PTCE 91-38, for specified transactions involving bank collective investment funds;

●	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

●	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction the plan receives no less, and pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

The foregoing list of exemptions is not exhaustive, and there can be no assurance that any of them will be available with respect to transactions involving the notes. Other statutory or administrative class exemptions may be applicable. In addition, a purchaser or holder may obtain an individual administrative exemption.

Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding that either:

●	no portion of the assets used by such purchaser or holder to purchase or hold the notes constitutes assets of any plan or non-ERISA arrangement; or

●	the purchase, holding and subsequent disposition of the notes by such purchaser or holder will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any similar laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the potential consequences under ERISA, the Code and any applicable similar law, of the acquisition of the notes and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable statutory or administrative exemption. We also refer purchasers to portions of the applicable pricing supplement or any applicable product supplement addressing restrictions applicable under ERISA, the Code or similar laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Purchasers of the notes have the exclusive responsibility for ensuring that their purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any similar law. Nothing in this prospectus supplement is, or should be construed as, a representation or advice as to whether an investment in the notes would be appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, plans or non-ERISA arrangements generally or any particular plan or non-ERISA arrangement. Neither this discussion nor anything else in this prospectus supplement is or is intended to be investment advice directed at any potential purchaser that is a plan or non-ERISA arrangement, or at such purchasers generally, and such purchasers should consult and rely on their counsel and advisers as to whether an investment in the notes is suitable and consistent with ERISA, the Code and any similar laws, as applicable.

UNITED STATES FEDERAL TAXATION

The following is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of ownership and disposition of the notes. This discussion applies only to investors in the notes who hold the notes as capital assets within the meaning of Section 1221 of the Code.

Subject to any additional discussion in the applicable pricing supplement or any applicable product supplement, it is expected, and the discussion below assumes, that, for U.S. federal income tax purposes, except where stated otherwise, the investor purchases a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

This discussion does not describe all of the tax consequences that may be relevant to an investor in light of the investor’s particular circumstances or to investors subject to special rules, such as:

●	certain financial institutions;

●	insurance companies;

●	dealers and traders subject to a mark-to-market method of tax accounting with respect to the notes;

●	investors holding the notes as part of a “straddle,” conversion transaction, integrated transaction or constructive sale transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes;

●	regulated investment companies;

●	real estate investment trusts;

●	persons subject to the tax accounting rules under Section 451(b) of the Code; and

●	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.”

This discussion assumes that the notes will be denominated in U.S. dollars and settled in cash.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax advisor as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address any tax consequences to you other than U.S. federal income and estate tax consequences. In addition, it does not discuss the potential application of the provision of the Code known as the Medicare contribution tax or any minimum tax consequences. Persons considering the purchase of notes should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion is subject to any additional discussion regarding U.S. federal income taxation contained in the applicable pricing supplement or any applicable product supplement. Accordingly, you should also consult the applicable pricing supplement or any applicable product supplement for any additional discussion of U.S. federal income taxation with respect to the specific notes offered thereunder.

Tax Treatment of the Notes

This discussion applies only to notes treated as debt instruments for U.S. federal income tax purposes. The tax consequences of any notes not treated as debt instruments for U.S. federal income tax purposes will be addressed in the applicable pricing supplement or any applicable product supplement.

As discussed below under “Possible Taxable Event,” under certain circumstances, the notes could be subject to a significant modification and therefore deemed to be terminated and reissued for U.S. federal income tax purposes. In that event, depending on the facts and the time of the deemed reissuance, the reissued notes might be treated in a manner different from their original treatment for U.S. federal income tax purposes. You should consult your tax advisor regarding the consequences of a taxable modification of the notes.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. holder. As used herein, the term “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of Stated Interest

Subject to the discussions below, stated interest paid on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Special rules governing the treatment of interest paid with respect to discount notes, short-term notes, floating rate notes treated as variable rate debt instruments and contingent payment notes are described under “—Discount Notes,” “—Short-Term Notes,” “—Floating Rate Notes Treated as Variable Rate Debt Instruments” and “—Notes Treated as Contingent Payment Debt Instruments” below.

Discount Notes

General. A note that has an “issue price” less than its “stated redemption price at maturity” will be considered to have been issued with original issue discount for U.S. federal income tax purposes (and will be referred to in this discussion as a “discount note”) unless the note satisfies a de minimis test (as described below). Special rules governing the tax treatment of “short-term notes” and “contingent payment notes” (which are not discount notes for purposes of this discussion) are described below in “—Short-Term Notes” and “—Notes Treated as Contingent Payment Debt Instruments.” The amount of original issue discount with respect to a discount note will be equal to the excess of the “stated redemption price at maturity” over the issue price. The “stated redemption price at maturity” of a note will equal the sum of all payments required under the note other than payments of “qualified stated interest.” “Qualified stated interest” is stated interest unconditionally payable as a series of payments (other than in debt instruments of the issuer) at least annually during the entire term of the note and equal to the outstanding principal balance of the note multiplied by a single fixed rate of interest. See “—Floating Rate Notes Treated as Variable Rate Debt Instruments” below with regard to qualified stated interest in the case of floating rate notes treated as variable rate debt instrument notes (as defined below).

A note will not be considered to have original issue discount if the difference between the note’s stated redemption price at maturity and its issue price is less than a de minimis amount, defined by applicable Treasury regulations as ¼ of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity. Special rules apply to notes providing for payments other than qualified stated interest prior to maturity.

A U.S. holder of discount notes will be required to include any qualified stated interest payments in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. A U.S. holder of discount notes will be required to include original issue discount in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, without regard to the timing of the receipt of cash payments attributable to this income (irrespective of the U.S. holder’s regular method of tax accounting).

A U.S. holder may make an election to include in gross income all interest that accrues on any note (including stated interest, original issue discount, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest (a “constant yield election”). Such election may be revoked only with the permission of the Internal Revenue Service (“IRS”).

Discount Notes Subject to Early Redemption. Discount notes subject to one or more “call options” (i.e., our unconditional option to redeem a note prior to its stated maturity date) or one or more “put options” (i.e., a U.S. holder’s unconditional option to require us to repurchase the notes prior to maturity) may be subject to rules that differ from the general rules described above for purposes of determining the yield and maturity of the note. Under applicable Treasury regulations, a call option will be presumed to be exercised if the exercise of the option will lower the yield on the note. Conversely, a put option will be presumed to be exercised if the exercise of the option will increase the yield on the note. In either case, if an option presumed to be exercised is not in fact exercised, the note would be treated solely for purposes of calculating original issue discount as if it were redeemed, and a new note were issued, on the presumed exercise date for an amount equal to the note’s adjusted issue price. A note’s adjusted issue price is defined as the sum of its issue price and the aggregate amount of previously accrued original issue discount, less any prior payments on the note other than payments of qualified stated interest. If such a deemed reissuance occurs when the remaining term of a note is one year or less, it is possible that the note would be treated as a short-term debt instrument for the remaining term. See “—Short-Term Notes” below. While a note with a deemed remaining term of one year or less based on the presumed exercise of an option at the end of the term should not be treated as a short-term debt instrument, the IRS or a court might treat the stated interest payable on the note as original issue discount instead of qualified stated interest during that deemed remaining term. You should consult with your tax advisor regarding this uncertainty.

Floating Rate Notes Treated as Variable Rate Debt Instruments

General. The following discussion applies to floating rate notes that are subject to Treasury regulations that govern the tax treatment of variable rate debt instruments (“variable rate debt instrument notes”). Floating rate notes are subject to special rules whereby a note will qualify as a “variable rate debt instrument” if:

●	the issue price does not exceed the total noncontingent principal payments due under the note by more than a specified de minimis amount;

●	it provides for stated interest, paid or compounded at least annually, at current values of:

o	one or more qualified floating rates,

o	a single fixed rate and one or more qualified floating rates,

o	a single objective rate, or

o	a single fixed rate and a single objective rate that is a qualified inverse floating rate,

each as defined in the applicable Treasury regulations; and

●	certain other conditions, as set forth in the applicable Treasury regulations, are satisfied.

In general, a “qualified floating rate” is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the variable rate debt instrument note is denominated. In general, a variable rate is not a “qualified floating rate” if it is subject to (i) a restriction or restrictions on the maximum stated interest rate (a “cap”), (ii) a restriction or restrictions on the minimum stated interest rate (a “floor”), (iii) a restriction or restrictions on the amount of increase or decrease in the stated interest rate (a “governor”), or (iv) any other restrictions similar to (i), (ii) and (iii). Notwithstanding the preceding sentence, the following restrictions will not cause a variable rate to fail to be a “qualified floating rate”:

●	a cap, floor, or governor that is fixed throughout the term of the variable rate debt instrument note;

●	a cap or similar restriction that is not reasonably expected as of the issue date to cause the yield on the variable rate debt instrument note to be significantly less than the expected yield determined without the cap;

●	a floor or similar restriction that is not reasonably expected as of the issue date to cause the yield on the variable rate debt instrument note to be significantly more than the expected yield determined without the floor; or

●	a governor or similar restriction that is not reasonably expected as of the issue date to cause the yield on the variable rate debt instrument note to be significantly more or significantly less than the expected yield determined without the governor.

In general, an “objective rate” is a rate that is not itself a qualified floating rate but that is determined using a single fixed formula that is based on objective financial or economic information. A “qualified inverse floating rate” is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

Unless otherwise provided in the applicable pricing supplement or any applicable product supplement, it is expected, and the discussion below assumes, that a floating rate note will qualify as a variable rate debt instrument. If a floating rate note that is not a short-term note does not qualify as a variable rate debt instrument, then such note will generally be treated as a “contingent payment debt instrument.” For a description of the treatment of “contingent payment debt instruments,” see the discussion under “—Notes Treated as Contingent Payment Debt Instruments” below.

Floating Rate Notes Treated as Variable Rate Debt Instruments that Provide for a Single Variable Rate. All stated interest on a variable rate debt instrument note will constitute qualified stated interest (as described under “—Discount Notes—General” above) and will be taxable accordingly if:

●	the note provides for stated interest at a single variable rate throughout the term thereof; and

●	the stated interest on the note is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually.

Thus, such a variable rate debt instrument note will generally not be treated as issued with original issue discount unless the variable rate debt instrument note is issued at an issue price below its stated principal amount and the difference between the issue price and the stated principal amount is greater than or equal to a specified de minimis amount, as defined above under “—Discount Notes—General.”

For purposes of this discussion and the discussion below under “—Floating Rate Notes Treated as Variable Rate Debt Instruments that Provide for Multiple Rates,” if a variable rate debt instrument note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate and if the variable rate on the variable rate debt instrument note’s issue date is intended to approximate the fixed rate (which will be presumed to be the case if the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 0.25%), then the fixed rate and the variable rate together will constitute a single variable rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the variable rate debt instrument note (which will be presumed to be the case for two or more qualified floating rates with values within 0.25% of each other as determined on the issue date) will be treated as a single qualified floating rate.

If a variable rate debt instrument note that provides for stated interest at a single variable rate is issued with original issue discount, as discussed above, greater than or equal to a specified de minimis amount, the amount of qualified stated interest and the amount of original issue discount that accrues during an accrual period on such a variable rate debt instrument note is determined under the rules applicable to fixed rate debt instruments, discussed under “—Discount Notes” above, by assuming that the variable rate is a fixed rate equal to:

●	in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate; or

●	in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the note.

The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Floating Rate Notes Treated as Variable Rate Debt Instruments that Provide for Multiple Rates. In general, other than as discussed above regarding certain notes with multiple rates within 0.25% of each other as of the issue date, a variable rate debt instrument note that provides for (i) multiple floating rates or (ii) one or more floating rates in addition to a single fixed rate, other than a single fixed rate for an initial period of one year or less as described above, will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the variable rate debt instrument note. A variable rate debt instrument note must be converted into an “equivalent” fixed rate debt instrument by substituting, for any qualified floating rate or qualified inverse floating rate provided for under the terms of the note, a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the variable rate debt instrument note’s issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the variable rate debt instrument note is converted into a fixed rate that reflects the yield that is reasonably expected for the variable rate debt instrument note. In the case of a variable rate debt instrument note that provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the variable rate debt instrument note as of the note’s issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for the substitute qualified floating rate or qualified inverse floating rate, as appropriate, rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the variable rate debt instrument note is then converted into an “equivalent” fixed rate debt instrument in the manner described above.

Once the variable rate debt instrument note is converted into an “equivalent” fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the “equivalent” fixed rate debt instrument by applying the general original issue discount rules to the “equivalent” fixed rate debt instrument, and a U.S. holder of the variable rate debt instrument note will account for such original issue discount and qualified stated interest as if the U.S. holder held the “equivalent” fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest (or, in certain circumstances, original issue discount) assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the variable rate debt instrument note during the accrual period.

See “—Floating Rate Notes Treated as Variable Rate Debt Instruments that Provide for a Single Variable Rate” above for a discussion about certain notes providing for a fixed rate and a floating rate, or multiple floating rates, that are treated as providing for a single variable rate.

Acquisition Premium and Amortizable Bond Premium

If a U.S. holder purchases a note for an amount that is greater than the note’s adjusted issue price but less than or equal to the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, the U.S. holder will be considered to have purchased the note at an acquisition premium. Under the acquisition premium rules, assuming the U.S. holder did not make the constant yield election described above under “—Discount Notes—General,” the amount of original issue discount that a U.S. holder is required to include in gross income with respect to the note for any taxable year is reduced by the portion of acquisition premium properly allocable to that year.

If a U.S. holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date other than qualified stated interest, the U.S. holder will be considered to have purchased the note with amortizable bond premium equal to such excess. Special rules may apply in the case of notes that are subject to optional redemption. A U.S. holder may elect to amortize the amortizable bond premium, using a constant-yield method, over the remaining term of the note, in which case the amortizable bond premium allocable to an accrual period would offset qualified stated interest required to be included in such U.S. holder’s income with respect to the note in that accrual period. A U.S. holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium previously amortized. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

If a U.S. holder makes a constant yield election (as described under “—Discount Notes” above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the U.S. holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the IRS with respect to debt instruments acquired after revocation.

Market Discount

If a U.S. holder purchases a note for an amount that is less than its adjusted issue price, the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference satisfies a de minimis test.

A U.S. holder will be required to treat any payment on the note that does not constitute qualified stated interest, or any gain on the sale, exchange or redemption of a note, as ordinary income to the extent of the market discount accrued on the note at the time of the payment, sale, exchange or redemption unless this market discount has been previously included in income pursuant to an election to include market discount in income as it accrues, or pursuant to a constant-yield election as described under “—Discount Notes” above. If the note is disposed of in one of certain nontaxable transactions, accrued market discount will be includible as ordinary income as if the U.S. holder had sold the note in a taxable transaction at its then fair market value. Unless a U.S. holder elect to include market discount in income as it accrues, the U.S. holder generally will be required to defer deductions with regard to any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued market discount that has not yet been included in income.

If a U.S. holder makes a constant-yield election for a note with market discount, that election will result in a deemed election for all market discount bonds acquired on or after the first day of the first taxable year to which that election applies.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a note, a U.S. holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. holder’s adjusted tax basis in the note. For this purpose, the amount realized does not include any amount attributable to accrued but unpaid qualified stated interest. Amounts attributable to accrued but unpaid qualified stated interest are treated as interest as described under “—Payments of Stated Interest” above. A U.S. holder’s adjusted tax basis in a note will equal the cost of the note to the U.S. holder, increased by the amounts of any original issue discount and market discount previously included in income by the U.S. holder with respect to the note, and reduced by the amounts of any premium previously amortized by the U.S. holder and by the amounts of any payments on the notes that do not constitute qualified stated interest.

Except as described below (and except as described above under “—Market Discount”), gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Exceptions to this general rule apply in the case of short-term notes and notes treated as contingent payment debt instruments. See the discussions under “—Short-Term Notes” and “—Notes Treated as Contingent Payment Debt Instruments” below.

Short-Term Notes

General. A note that matures (after taking into account the last possible date that the note could be outstanding under its terms) one year or less from its issue date will be treated as a “short-term note.” The treatment of notes with scheduled payments that may be postponed under certain circumstances is not entirely clear. As a result, the IRS or a court may not respect our treatment of a particular issuance of notes as short-term notes. Additionally, as described below, certain aspects of the tax treatment of contingent short-term notes, as defined below, are uncertain. U.S. holders of short-term notes should consult their tax advisors as to the U.S. federal income tax consequences of the ownership and disposition of such short-term notes.

Tax Treatment Prior to Maturity of the Short-Term Notes. Under the applicable Treasury regulations, a short-term note will be treated as being issued at a discount, the amount of which will be equal to the excess of the sum of all payments on the short-term note (including all stated interest) over its issue price.

A U.S. holder that is a cash-method taxpayer will not be required to include the discount in income as it accrues for U.S. federal income tax purposes unless the U.S. holder elects to do so. A U.S. holder that is a cash-method taxpayer and does not make such election should generally include the stated interest payments on the short-term notes, if any, as ordinary income upon receipt. Except in the case of stated interest payments, cash-method U.S. holders will not be required to recognize income with respect to the short-term notes prior to maturity, other than pursuant to a sale, exchange or retirement, as described below.

A U.S. holder that is an accrual-method taxpayer will be required to include the discount in income as it accrues on a straight-line basis, unless the U.S. holder makes an election to accrue the discount according to a constant yield method based on daily compounding.

Tax Treatment at Maturity of the Short-Term Notes. Upon retirement of the short-term notes, any gain recognized should be treated as ordinary income.

Sale, Exchange or Retirement of the Short-Term Notes. Upon a sale, exchange or retirement of a short-term note prior to maturity, a U.S. holder should recognize gain as ordinary income to the extent of the discount accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) and not yet taken into account. Any loss recognized will be treated as a capital loss. If a U.S. holder recognizes a loss upon a sale or other disposition of a short-term note and such loss is above certain thresholds, the U.S. holder may be required to file a disclosure statement with the IRS. See “—Disclosure Requirements” below.

Tax Treatment of Short-Term Notes that Provide for a Payment at Maturity that is Not Fixed as of the Issue Date. Except as specifically stated below, the tax treatment of short-term notes that provide for a supplemental redemption amount that is not fixed as of the issue date (“contingent short-term notes”) is the same as described above for short-term notes. However, certain aspects of the tax treatment of contingent short-term notes are uncertain. Although accrual-method U.S. holders and cash-method U.S. holders that have elected to apply an accrual method of tax accounting to the short-term notes generally are required to accrue the discount on the short-term notes in income, in the case of contingent short-term notes, because the payment at maturity with respect to the contingent short-term notes is uncertain, it is unclear how such accruals should be determined. Additionally, it is unclear whether or to what extent gain from a sale, exchange or redemption prior to maturity should be treated as capital gain or ordinary income. U.S. holders should consult their tax advisors regarding the proper treatment of an investment in contingent short-term notes.

Interest on Indebtedness Incurred to Purchase the Short-Term Notes. A cash-method U.S. holder that does not elect to apply an accrual method of tax accounting to the short-term notes will be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the short-term notes until the discount on the notes is included in income or the U.S. holder disposes of the notes in a taxable transaction. As noted above, however, there is no authority regarding the proper method of accrual of discount on short-term debt instruments such as contingent short-term notes. It is therefore unclear how, if at all, the rules regarding deferral of interest deductions would apply to contingent short-term notes. U.S. holders should consult their tax advisors regarding these deferral rules.

Notes Treated as Contingent Payment Debt Instruments

General. The following discussion applies to notes (the “contingent payment notes”) that are subject to Treasury regulations that govern the tax treatment of contingent payment debt instruments (the “contingent debt regulations”).

Pursuant to the contingent debt regulations, a U.S. holder of a contingent payment note will be required to accrue interest income on the contingent payment note on a constant yield basis, based on a comparable yield, as described below, regardless of whether such U.S. holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. As a result, a U.S. holder may be required to include interest in income each year in excess of the stated interest payments actually received in that year, if any.

The contingent debt regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the contingent payment note that equals the product of:

●	the adjusted issue price (as defined below) of the contingent payment note as of the beginning of the accrual period;

●	the comparable yield (as defined below) of the contingent payment note, adjusted for the length of the accrual period; and

●	a fraction, the numerator of which is the number of days during the accrual period that the U.S. holder held the contingent payment note and the denominator of which is the number of days in the accrual period.

The “adjusted issue price” of a contingent payment note is its issue price, increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments (in accordance with the projected payment schedule described below) previously made with respect to the contingent payment note.

The term ‘‘comparable yield’’ as used in the contingent debt regulations means the greater of (i) the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the contingent payment notes, and (ii) the applicable federal rate.

The contingent debt regulations require that we provide to U.S. holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (the ‘‘projected payment schedule’’) on the contingent payment notes. This schedule must produce a yield to maturity that equals the comparable yield.

The comparable yield and the projected payment schedule will not be provided for any purpose other than to determine a U.S. holder’s interest accruals and adjustments thereto in respect of the contingent payment notes for U.S. federal income tax purposes. They will not constitute a projection or representation by us regarding the actual amounts that will be paid on the contingent payment notes.

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. holder of a contingent payment note receives actual payments with respect to such contingent payment note that, in the aggregate, exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a ‘‘net positive adjustment’’ under the contingent debt regulations equal to the amount of such excess. The U.S. holder will treat a net positive adjustment as additional interest income in that taxable year. If a U.S. holder receives in a taxable year actual payments with respect to the contingent payment note that, in the aggregate, are less than the amount of projected payments for that taxable year, the U.S. holder will incur a ‘‘net negative adjustment’’ under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment:

●	will first reduce the U.S. holder’s interest income on the contingent payment note for that taxable year;

●	to the extent of any excess, will give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the contingent payment note during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments; and

●	to the extent of any excess after the application of the previous two bullet points, will be carried forward as a negative adjustment to offset future interest income with respect to the contingent payment note or to reduce the amount realized on a sale, exchange or retirement of the contingent payment note.

With respect to non-corporate U.S. holders, a net negative adjustment is not treated as a miscellaneous itemized deduction.

Generally, the sale, exchange or retirement of a contingent payment note will result in taxable gain or loss to a U.S. holder. The amount of gain or loss on a sale, exchange or retirement of a contingent payment note will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder (the “amount realized”) and (b) the U.S. holder’s adjusted tax basis in the contingent payment note. As discussed above, to the extent that a U.S. holder has any net negative adjustment carryforward, the U.S. holder may use such net negative adjustment carryforward from a previous year to reduce the amount realized (i.e., the amount described in (a)) on the sale, exchange or retirement of the contingent payment notes.

For purposes of determining the amount realized on the scheduled retirement of a note, a U.S. holder will be treated as receiving the projected amount of any contingent payment due at maturity. As previously discussed, to the extent that actual payments with respect to the notes during the year of the scheduled retirement are greater or less than the projected payments for such year, a U.S. holder will incur a net positive or negative adjustment, resulting in additional ordinary income or loss, as the case may be.

A U.S. holder’s adjusted tax basis in a contingent payment note generally will be equal to the U.S. holder’s original purchase price for the contingent payment note, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the contingent payment note (without regard to the actual amount paid).

Gain recognized by a U.S. holder upon a sale, exchange or retirement of a contingent payment note generally will be treated as ordinary interest income. Any loss will be ordinary loss to the extent of the excess of previous interest inclusions over the total net negative adjustments previously taken into account as ordinary losses in respect of the contingent payment note, and thereafter capital loss (which will be long-term capital loss if the contingent payment note has been held for more than one year). The deductibility of capital losses is subject to limitations. If a U.S. holder recognizes a loss upon a sale or other disposition of a contingent payment note and such loss is above certain thresholds, the U.S. holder may be required to file a disclosure statement with the IRS. See “—Disclosure Requirements” below.

Special rules will apply if one or more contingent payments on a contingent payment note become fixed. If one or more contingent payments on a contingent payment note become fixed more than six months prior to the date each such payment is due, a U.S. holder will be required to make a positive or negative adjustment, as appropriate, equal to the difference between the present value of the amounts that are fixed and the present value of the projected amounts of the contingent payments as provided in the projected payment schedule, using the comparable yield as the discount rate in each case. If all remaining scheduled contingent payments on a contingent payment note become fixed substantially contemporaneously, a U.S. holder will be required to make adjustments to account for the difference between the amounts treated as fixed and the projected payments in a reasonable manner over the remaining term of the note. For purposes of the preceding sentence, a payment (including an amount payable at maturity) will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. A U.S. holder's tax basis in the note and the character of any gain or loss on the sale of the note will also be affected. U.S. holders should consult their tax advisors concerning the application of these special rules.

Furthermore, if all of the payments on a note become fixed prior to the original issue date, the note might be treated as a debt instrument that is not a CPDI for U.S. federal income tax purposes. U.S. holders should consult their tax advisors regarding the treatment of a note if all contingent payments become fixed prior to the original issue date.

If a U.S. holder purchases a contingent payment note for an amount that is different from its “adjusted issue price,” the U.S. holder will be required to account for this difference, generally by allocating it reasonably among projected payments on the note or daily portions of interest that the U.S. holder is required to accrue with respect to the note and treating these allocations as adjustments to the U.S. holder’s income when the payment is made or the interest accrues. U.S. holders should consult their tax advisors with respect to the tax consequences of an investment in contingent payment notes, including the treatment of the difference, if any, between their basis in their notes and the notes’ adjusted issue price.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of payments on the notes and the proceeds from a sale or other disposition of the notes, unless a U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes unless the U.S. holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a non-U.S. holder. As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

●	an individual who is classified as a nonresident alien;

●	a foreign corporation; or

●	a foreign estate or trust.

The term “non-U.S. holder” does not include any of the following holders:

●	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

●	certain former citizens or residents of the United States; or

●	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes.

General

Subject to the discussion below under “—FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid (including original issue discount, if any) on a note, provided that:

●	the non-U.S. holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of Wells Fargo & Company’s stock entitled to vote;

●	the non-U.S. holder is not a controlled foreign corporation related, directly or indirectly, to Wells Fargo & Company through stock ownership;

●	the non-U.S. holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

●	the non-U.S. holder furnishes to the applicable withholding agent an appropriate IRS Form W-8, certifying under penalties of perjury that it is not a U.S. person.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the notes as well as in connection with the payment of proceeds from a sale, exchange or other disposition. A non-U.S. holder may be subject to backup withholding in respect of amounts paid to the non-U.S. holder, unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. A non-U.S. holder that provides an appropriate IRS Form W-8 will generally establish an exemption from backup withholding. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

If you are an individual non-U.S. holder or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that a note that is treated as a debt obligation for U.S. federal estate tax purposes generally will not be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note, if received by the decedent at the time of death, would not have been subject to U.S. federal withholding or income tax because of the exemption from withholding of “portfolio interest.” If you are such an individual or entity, you should consult your tax advisor regarding the U.S. federal estate tax consequences of investing in the notes.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest, dividends or dividend equivalents or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). Withholding (if applicable) generally applies to payments of U.S.-source FDAP income. While existing Treasury regulations would also require withholding on payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as paying U.S.-source interest, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisors regarding the potential application of FATCA to the notes.

Disclosure Requirements

Applicable Treasury regulations require taxpayers that participate in certain “reportable transactions” to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, organizers and sellers of such transactions are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the IRS upon demand. Whether an investment in a note constitutes a “reportable transaction” for any U.S. holder may depend on the U.S. holder’s particular circumstances.

“Reportable transactions” include, among other things, “loss transactions” that result in a taxpayer’s claiming certain losses in excess of specified amounts and certain transactions identified by the IRS. We might also be required to report information regarding the transaction to the IRS. U.S. holders should consult their tax advisors regarding these rules.

Possible Taxable Event

Certain modifications to the terms of the notes, including the designation of a successor reference rate, could result in a significant modification of the affected notes.

A significant modification would generally result in the notes being treated as terminated and reissued for U.S. federal income tax purposes. In that event, if you are a U.S. holder, you might be required to recognize gain or loss (subject to possible recapitalization treatment or, in the case of loss, the possible application of the wash sale rules) with respect to the notes, and your holding period for your notes could be affected. Moreover, depending on the facts at the time of the significant modification, the reissued notes could be characterized for U.S. federal income tax purposes in a manner different from their original treatment, which could have a significant and potentially adverse effect on the timing and character of income you recognize with respect to the notes after the significant modification. In addition, a significant modification could result in adverse U.S. federal withholding tax consequences to a non-U.S. holder.

You should consult your tax advisor regarding the consequences of a significant modification of the notes. Except where stated otherwise, the discussion herein assumes that there has not been a significant modification of the notes.

Fungibility of Subsequent Issuances of the Notes

We may, without the consent of the holders of outstanding notes, issue additional notes with identical terms. Even if they are treated for non-tax purposes as part of the same series as the original notes, these additional notes may be treated as a separate issue for U.S. federal income tax purposes or otherwise be treated differently from the original notes. In addition, we may (or an affiliate of ours may), without the consent of the holders of outstanding notes, repurchase and resell a portion of the outstanding notes. Such repurchased and resold notes may, under certain circumstances, be treated as a separate issue for U.S. federal income tax purposes from the outstanding notes that are not repurchased and resold.

The additional notes, or repurchased and resold notes, as applicable, may not be fungible with the originally issued notes and could be considered to have been issued with original issue discount even if the original notes had no original issue discount. These differences may affect the market value of the original notes if the additional notes, or repurchased and resold notes, as applicable, are not otherwise distinguishable from the original notes.

SUPPLEMENTAL Plan of Distribution (Conflicts of Interest)

We are offering the notes fully and unconditionally guaranteed by the Guarantor on a continuing basis through WFS and through any additional agents named in the applicable pricing supplement (individually an “agent” and collectively the “agents”). We will have the sole right to accept offers to purchase the notes, and we may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an agent, in connection with sales of these notes resulting from a solicitation that such agent made or an offer to purchase that such agent received, a commission in an amount agreed upon at the time of sale. Such commission will be set forth in the applicable pricing supplement. The discount or commission that may be received by any member of FINRA for any sales of securities pursuant to the accompanying prospectus, together with the reimbursement of any counsel fees by us, will not exceed 8.00% of the initial gross proceeds from the sale of any notes being sold. Any agreements that we enter into with agents will contain, to the extent required, contractual provisions required to comply with the “Restrictions on Qualified Financial Contracts of Systemically Important U.S. Banking Organizations and the U.S. Operations of Systemically Important Foreign Banking Organizations; Revisions to the Definition of Qualifying Master Netting Agreement and Related Definitions” as issued by the FRB, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency and other applicable law.

Offers to purchase notes are being solicited, from time to time, by the agent. The agent has agreed to use its reasonable effort to sell the notes. We may also sell the notes to an agent as principal for its own account at a discount to be agreed upon at the time of sale. Such discount will be set forth in the applicable pricing supplement. That agent may resell the notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement. Unless the applicable pricing supplement states otherwise, any notes sold to agents as principal will be purchased at a price equal to 100% of the principal amount less the agreed upon discount. An agent may offer the notes it has purchased as principal to other dealers. The agent may sell the notes to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any other dealer will not be in excess of the discount that the agent will receive from us.

Notes sold by the agent to the public will initially be offered at the initial issue price set forth in the applicable pricing supplement. If all of the offered notes are not sold at the initial issue price, the agent may change the issue price and the other selling terms. In addition to offers and sales at the initial issue price to public, the agent may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We may arrange for notes to be sold through agents or may sell notes directly to investors on our own behalf or through an affiliate. No commissions will be paid on notes sold directly by us. We may accept offers to purchase notes through additional agents and may appoint additional agents to solicit offers to purchase notes. Any other agents will be named in the applicable pricing supplement.

WFS, an affiliate of Wells Fargo Finance LLC and one of the Guarantor’s wholly-owned subsidiaries, will comply with Rule 5121 of the Conduct Rules of FINRA in connection with each placement of the notes in which it participates. If WFS or one of the Guarantor’s other wholly-owned subsidiaries or affiliated entities participates in a sale of the notes, such subsidiary or entity will not confirm sales to accounts over which they exercise discretionary authority without the prior specific written approval of the customer in accordance with Rule 5121.

WFS, Wells Fargo Advisors (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) or another of our affiliates may use the applicable pricing supplement, this prospectus supplement and any applicable product supplement and the accompanying prospectus for offers and sales related to market-making transactions in the notes. Such entities may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

Each of the agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We and the Guarantor and the agents have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We and the Guarantor have also agreed to reimburse the agents for specified expenses.

We estimate that we will spend approximately $10.4 million for legal fees, printing fees, trustee fees, CUSIP fees, rating agency fees and other expenses allocable to the offering, including, for notes linked to an index a licensing fee payable to the sponsor of the index, and for floating rate notes any licensing fee paid by an administrator of the applicable floating rate.

The original public offering price of an offering of notes will include the agent discount or commission indicated in the applicable pricing supplement, the offering expenses described in the preceding paragraph associated with that offering, the projected profit our hedge counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes and any other costs identified in the applicable pricing supplement. We expect to hedge our obligations under the notes through affiliated or unaffiliated counterparties. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. The discount or commission, offering expenses, projected profit of our hedge counterparty and any other costs identified in the applicable pricing supplement reduce the economic terms of the notes. In addition, the fact that the original offering price includes these items is expected to adversely affect the secondary market prices of the notes. These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transaction.

When we issue the notes offered by this prospectus supplement, except for notes issued upon a reopening of an existing tranche or series of debt securities, they will be new securities without an established trading market. Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of the notes on any national securities exchange or automated quotation system. An agent may make a market for the notes, as applicable laws and regulations permit, but is not obligated to do so and may discontinue making a market in any or all of the notes at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

When an agent acts as principal for its own account, to facilitate the offering of the notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the agent may overallot in connection with any offering of the notes, creating a short position in the notes for its own account. In addition, to cover overallotments or to stabilize the price of the notes, the agent may bid for, and purchase, the notes in the open market. Finally, in any offering of the notes by an agent through dealers, the agent may reclaim selling concessions allowed to a dealer for distributing the notes in the offering if the agent repurchases previously distributed notes in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The agents are not required to engage in these activities, and may end any of these activities at any time.

Purchasers of our securities may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the original public offering price disclosed in the applicable pricing supplement.

Agents and their affiliates may be customers of, engage in transactions with, or perform services, including investment and/or commercial banking services, for us or our affiliates in the ordinary course of their businesses. In connection with the distribution of the notes offered under this prospectus supplement, we may enter into swap or other hedging transactions with, or arranged by, agents or their affiliates. These agents or their affiliates may receive compensation, trading gain or other benefits from these transactions.

Each agent will agree that it will, to the best of its knowledge and belief, comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers our notes or possesses or distributes this prospectus supplement or any other offering material and will obtain any required consent, approval or permission for its purchase, offer, sale or delivery of such notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers, sales or deliveries. Neither we nor the Guarantor will have any responsibility for an agent’s compliance with applicable securities laws.

The notes and the related offer to purchase the notes and the sale of the notes under the terms provided in this prospectus supplement and accompanying supplements do not constitute a public offering in any non-U.S. jurisdiction, and are being made available only to individually identified investors pursuant to a private offering as permitted in the relevant jurisdiction. The notes are not, and will not be, registered with any securities exchange or registry located outside of the United States and have not been registered with any non-U.S. securities or banking regulatory authority. The contents of this document have not been reviewed or approved by any non-U.S. securities or banking regulatory authority. Any person who wishes to acquire the notes from outside the United States should seek the advice or legal counsel as to the relevant requirements to acquire these notes.

Prohibition of Sales to European Economic Area Retail Investors

Any notes which are the subject of the offering contemplated by this prospectus supplement may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For the purposes of this provision:

(a)       the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Regulation (3)(e) (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and

(b)	the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales to United Kingdom Retail Investors

Any notes which are the subject of the offering contemplated by this prospectus supplement may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)        the expression “retail investor” means a person who is neither:

(i)	a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 6002014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); nor

(ii)	a qualified investor as defined in Paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 ; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe for the notes.

Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling any notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling any notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

Each agent will represent and agree, with respect to the notes offered and sold by it, that:

(a)	in relation to any notes having a maturity of less than one year:

(i)	it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and

(ii)	it has not offered or sold and will not offer or sell any notes other than to persons:

(A)	whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or

(B)	who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for purposes of their businesses,

where the issue of notes would otherwise constitute a contravention of Section 19 of the FSMA by us;

(b)	it and each of its affiliates has only communicated, or caused to be communicated, and will only communicate, or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)	it and each of its affiliates has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to such notes in, from or otherwise involving the United Kingdom.